Exhibit 21.1

Exhibit 21.1- List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
PlantX Living Inc.	British Columbia, Canada
Vegaste Technologies US Corp.	Florida
Veg House Illinois Inc.	Illinois
Little West LLC	California
Plant-Based Deli, LLC	California
WS West LLC	California
Eh Coffee Corp.	Canada (federal level)
Portfolio Coffee Inc.	Canada (federal level)